Submission of Proposals to a Vote of Shareholders

The annual meeting of shareholders of RAP was held on December 13, 2011. The following is a summary of the proposals submitted to shareholders for vote at the meeting and votes cast.


Proposal
Votes for
Votes
withheld
Votes
abstained
Election of John
L. Harrington as
trustee until the
2014 annual
meeting
3,039,456.229
75,559.397
--

The following trustees continued in office after RAP's annual meeting: Barry M. Portnoy, Adam D. Portnoy, Arthur G.
Koumantzelis and Jeffrey P. Somers.


Proposal

Votes for

 Votes
against
Votes
abstained
To approve the
issuance of
common shares
in connection
with an
agreement and
plan of
reorganization
with RMR Real
Estate Income
Fund
2,248,003.478
46,939.104
12,227.100




To approve
changes to the
fundamental
investment
objectives and
restrictions
2,241,572.563
51,058.019
14,539.100




To approve a
new investment
advisory
contract with
RMR Advisors,
Inc.
2,243,818.663
46,047.017
17,304.000